October 2, 2024

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

       Re: 5E Advanced Materials, Inc.
           Registration Statement on Form S-3
           Filed September 25, 2024
           File No. 333-282326
Dear Paul Weibel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Drew Capurro